July 12, 2019

Kathryn Austin
President and Chief Executive Officer
Community Bancorp.
4811 US Route 5
Derby, Vermont 05829

       Re: Community Bancorp.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           Form 10-Q for Fiscal Quarter Ended March 31, 2019
           Filed May 9, 2019
           File No. 000-16435

Dear Ms. Austin:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2019

Notes to Consolidated Financial Statements
Note 5. Loans, Allowance for Loan Losses and Credit Quality, page 13

1. We note disclosure that you chose to reclassify the entire balance of your held-to-maturity investment portfolio consisting of municipal notes into your loan portfolio during 2019 and have restated all prior periods accordingly. Please tell us the following:

          Explain the reason(s) for reclassifying these municipal notes to the loan portfolio;
          Provide a detailed description of the terms and features of the municipal notes reclassified;
          Tell us the authoritative accounting guidance you relied upon in support of your accounting and disclosure;
          Tell us how you determined these securities are not in the scope of ASC 320, as
 Kathryn Austin
Community Bancorp.
July 12, 2019
Page 2
             previously accounted for and classified in your historical financial statements; and
             Tell us how you considered the accounting and disclosure guidance in ASC 250.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder, Staff Accountant, at 202-551-3294 or John Spitz,
Staff Accountant, at 202-551-3484 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKathryn Austin                               Sincerely,
Comapany NameCommunity Bancorp.
                                                               Division of
Corporation Finance
July 12, 2019 Page 2                                           Office of
Financial Services
FirstName LastName